SCHEDULE 13D

Amendment No. 2
Esprit Telecom Group PLC
American Depositary Receipt
Cusip # 29665W104


Cusip # 29665W104
Item 1:	Fidelity International Limited
Item 4:	PF
Item 6:	Bermuda
Item 7:	1,088,100
Item 8:	None
Item 9:	1,088,100
Item 10:	None
Item 11:	1,088,100
Item 13:	22.91%
Item 14:	HC, IA


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to American Depositary Receipts,
$0.01 par value (the "American Depositary Receipt") of Esprit
Telecom Group PLC, a UK corporation (the "Company"). The principal executive offices of the Company are located at Minerva
House, Valpy Street, Reading, RG1 1AR  United Kingdom.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	FMR Corp. ("FMR"), a Massachusetts Corporation is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation.
Fidelity is an investment adviser which is registered under
Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B Shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B Shares will be voted in accordance with the majority vote of Class B Shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The American Depositary Receipts to which this statement relates are owned directly by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the American Depositary Receipts held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the American Depositary Receipts are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The International Funds and accounts, which own or owned American Depositary Receipts, purchased in the aggregate 1,249,800 American Depositary Receipts for cash in the amount of approximately $14,745,497, including brokerage commissions. The International Funds and accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 161,700 American Depositary Receipts sold aggregated approximately $910,940. The attached Schedule B sets forth American Depositary Receipts purchased and/or sold since January 16, 1998.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	The purpose of FIL or its subsidiaries in having the International Funds and accounts purchase American Depositary Receipts (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Directors of the International Funds.

	FIL or its subsidiaries may continue to have the International Funds and accounts purchase American Depositary Receipts subject to a number of factors, including, among others, the availability of American Depositary Receipts for sale at what FIL or its subsidiaries considers to be reasonable prices and other investment opportunities that may be available to the International Funds and accounts.

	FIL and its subsidiaries intend to review continuously the equity position of the International Funds and accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL and its subsidiaries may determine to cause the International Funds to cease making additional purchases of American Depositary Receipts or to increase or decrease the equity interest in the Company by acquiring additional American Depositary Receipts, or by disposing of all or a portion of the American Depositary
Receipts.

	FIL and its subsidiaries have no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, and FIL beneficially own all 1,088,310 American Depositary Receipts, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FIL beneficially owns, as investment adviser or the
parent of the investment adviser to the International Funds and accounts, 1,088,100 American Depositary Receipts, or approximately 22.91% of the outstanding American Depositary Receipts of the Company. Neither FMR, Fidelity, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other American Depositary Receipts. The combined holdings of FMR, Fidelity, and FIL are 1,088,100 American Depositary Receipts, or approximately 22.91% of the outstanding American Depositary Receipts of the Company.

	(b)	The International Funds, the International Pension
Accounts and FIL, as investment adviser to the International
Funds and International Pension Accounts, each has the sole power to vote and the sole power to dispose of the 1,088,100 American Depositary Receipts held by the International Funds and the International Pension Accounts. FIL has the sole power to vote 1,088,100 American Depositary Receipts and the sole power to dispose of 1,088,100 American Depositary Receipts.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FIL nor any of its affiliates nor, to the best knowledge of FIL, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.



Item 7.	Material to be Filed as Exhibits.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Fidelity International Limited



DATE:	March 26, 1998	By	/s/Eric D. Roiter
	Eric D. Roiter
	V.P. & General Counsel - FMR Co.
Duly authorized under Powers of
Attorney dated December 30,
1997, by and on behalf of
Fidelity International Limited
and its direct and indirect
subsidiaries



SCHEDULE A

				POSITION WITH			PRINCIPAL
NAME AND ADDRESS	INTERNATIONAL	OCCUPATION

Edward C. Johnson 3d	Director & Chairman
of the Board	Chief Executive
82 Devonshire Street		Officer-FMR
Corp.
Boston, MA 02109

Barry J. Bateman	Director	President-Fidelity
London, England		International Ltd.
EC3R 8LL

William L. Byrnes	Director	Vice Chairman-
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Simon Haslam	Chief Financial Officer	CFO-Fidelity
Oakhill House		International
Limited
130 Tonbridge Road
Hildenborough, Kent,
TN119DZ

Charles T. M. Collis	Director, & V.P.
	Private Attorney
P.O.  Box HM 391
Hamilton HMBX, Bermuda

Glen R. Moreno	Director	Director-Fidelity
25 Lovat Lane		International Ltd.
London, England
EC3R 8LL

David J. Saul	Director	Executive V.P. &
P.O. Box HM 670		President-Fidelity
Hamilton, Bermuda		Bermuda, a division
		of Fidelity
		International Ltd.

Brett P. Goodin	Company Secretary	Company Secretary
and Chief
P.O. Box HM 670		Legal Officer-
Fidelity International
Hamilton, Bermuda		Limited


	Messrs. Johnson 3d, Byrnes, and Moreno are United States citizens and Messrs. Cambridge, Collis, Saul, and Bateman are citizens of the United Kingdom.



SCHEDULE B


Esprit Telecom Group PLC

Three International Account(s) purchased American Depositary
Receipt since January 16, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	AMERICAN DEPOSITARY RECEIPT	PRICE

	06-18-97	2,000			$8.00
	06-20-97	2,000			8.00
	07-22-97	35,000			7.25
	12-11-97	10,000			8.50
	12-12-97	3,500			8.6786
	12-15-97	18,000			10.1528
	02-19-98	2,500			13.75
	03-16-98	7,500			17.25




SCHEDULE B


Esprit Telecom Group PLC

Three International Account(s) sold American Depositary Receipt since January 16, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	AMERICAN DEPOSITARY RECEIPT	PRICE

	08-28-97	1,800			$5.75
	09-09-97	1,700			5.75
	10-28-97	2,200			4.75
	10-29-97	1,000			4.75
	10-30-97	2,500			5.00
	10-31-97	13,500			5.00
	11-19-97	2,000			6.00
	12-22-97	3,000			11.00